UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a16 OR 15d16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July, 2015

Commission File Number: 00135681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its Charter)

29E, A.U. Tower Jumeirah Lake Towers
Dubai, United Arab Emirates
(Address of Principal Executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.)

Form 20F ☒	Form 40F ☐

(Indicate by check mark if the registrant is submitting the Form 6K in paper as permitted by Regulation ST Rule 101(b)(1))☐

(Indicate by check mark if the registrant is submitting the Form 6K in paper as permitted by Regulation ST Rule 101(b)(7))☐

Other Events

 Attached hereto as Exhibit 99.1 is a notice of Annual General Meeting of Shareholders and related materials of Amira Nature Foods Ltd, a British Virgin Islands Company (the “Company”), relating to the Company’s 2015 Annual General Meeting of Shareholders.

Exhibits

99.1 Notice of Annual General Meeting of Shareholders and Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMIRA NATURE FOODS LTD

By:	/s/ Bruce C Wacha
Name:	Bruce C Wacha
Title:	Chief Financial Officer

Date: July 22, 2015